UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

The management of LINX S.A. ('LINX or Company'), leader in retail management technologies, pursuant to CVM Instruction No. 481/09, as amended, discloses the consolidated voting map (Annex 1), considering all distance voting ballots received, including those submitted to the custody agents, to the bookkeeper of the Company’s shares and directly to the Company, in Annex 2 only the voting map received from the bookkeeper, and in Annex 3 only the distance voting ballots received directly by the Company, identifying how many approvals, rejections or abstentions received each matter contained in the ballot papers of the Extraordinary General Meeting to be held on November 17, 2020

São Paulo, November 16, 2020.

Antonio Ramatis Fernandes Rodrigues

Investor Relations Officer

ANNEX 1

SYNTHETIC CONSOLIDATED VOTING MAP

EXTRAORDINARY GENERAL MEETING

Deliberations:	APPROVE	REJECT	ABSTAIN
1. Approval of the Protocol and Justification of Merger of the Shares issued by Linx S.A. by STNE Participações S.A.” (“Protocol and Justification”), entered into on October 2, 2020 by the administrators of the Company and of STNE, and the merger of the totality of Company issued shares by STNE Participações S.A., enrolled with CNPJ/ME under No. 35.767.420/0001-82 (“STNE”), controlled by StoneCo Ltd., enrolled with CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”)(“Merger of Shares”), pursuant to the terms and conditions set forth in the Protocol and Justification.	26,202,236	22,900,209	402,900
2. Approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Merger of Shares, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.	26,202,236	22,900,209	402,900
3. Approval of the waiver of public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws, within the scope of the proposed corporate reorganization set forth within the Protocol and Justification.	26,202,236	22,900,209	402,900
4. With due regard to the provisions of the Association and Other Covenants Agreement entered into with STNE on August 11, 2020, as amended on September 1, 2020 and October 2, 2020, in case any of the matters previously resolved, related to the proposal of Merger of Shares involving STNE, is not approved in the date of the EGM, authorize the Company’s administration to resume interactions with Totvs, if the effectiveness term of Totvs’ proposal of business combination with the Company is extended.	49,102,445	-	402,900
5. In case of second call of the Extraordinary General Meeting, would you like the voting instructions contained in this voting ballot to be valid for holding the meeting held on second call?	48,522,950	679,495	302,900

ANNEX 2

SYNTHETIC MAP SENT BY THE BOOKKEEPER

EXTRAORDINARY GENERAL MEETING

Deliberations:	APPROVE	REJECT	ABSTAIN
1. Approval of the Protocol and Justification of Merger of the Shares issued by Linx S.A. by STNE Participações S.A.” (“Protocol and Justification”), entered into on October 2, 2020 by the administrators of the Company and of STNE, and the merger of the totality of Company issued shares by STNE Participações S.A., enrolled with CNPJ/ME under No. 35.767.420/0001-82 (“STNE”), controlled by StoneCo Ltd., enrolled with CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”)(“Merger of Shares”), pursuant to the terms and conditions set forth in the Protocol and Justification.	20,914,136	22,900,209	402,900
2. Approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Merger of Shares, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.	20,914,136	22,900,209	402,900
3. Approval of the waiver of public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws, within the scope of the proposed corporate reorganization set forth within the Protocol and Justification.	20,914,136	22,900,209	402,900
4. With due regard to the provisions of the Association and Other Covenants Agreement entered into with STNE on August 11, 2020, as amended on September 1, 2020 and October 2, 2020, in case any of the matters previously resolved, related to the proposal of Merger of Shares involving STNE, is not approved in the date of the EGM, authorize the Company’s administration to resume interactions with Totvs, if the effectiveness term of Totvs’ proposal of business combination with the Company is extended.	43,814,345	-	402,900
5. In case of second call of the Extraordinary General Meeting, would you like the voting instructions contained in this voting ballot to be valid for holding the meeting held on second call?	43,234,850	679,495	302,900

ANNEX 3

SYNTHETIC MAP OF VOTES RECEIVED DIRECTLY BY THE COMPANY

EXTRAORDINARY GENERAL MEETING

Deliberations:	APPROVE	REJECT	ABSTAIN
1. Approval of the Protocol and Justification of Merger of the Shares issued by Linx S.A. by STNE Participações S.A.” (“Protocol and Justification”), entered into on October 2, 2020 by the administrators of the Company and of STNE, and the merger of the totality of Company issued shares by STNE Participações S.A., enrolled with CNPJ/ME under No. 35.767.420/0001-82 (“STNE”), controlled by StoneCo Ltd., enrolled with CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”)(“Merger of Shares”), pursuant to the terms and conditions set forth in the Protocol and Justification.	5,288,100	-	-
2. Approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Merger of Shares, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.	5,288,100	-	-
3. Approval of the waiver of public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws, within the scope of the proposed corporate reorganization set forth within the Protocol and Justification.	5,288,100	-	-
4. With due regard to the provisions of the Association and Other Covenants Agreement entered into with STNE on August 11, 2020, as amended on September 1, 2020 and October 2, 2020, in case any of the matters previously resolved, related to the proposal of Merger of Shares involving STNE, is not approved in the date of the EGM, authorize the Company’s administration to resume interactions with Totvs, if the effectiveness term of Totvs’ proposal of business combination with the Company is extended.	5,288,100	-	-
5. In case of second call of the Extraordinary General Meeting, would you like the voting instructions contained in this voting ballot to be valid for holding the meeting held on second call?	5,288,100	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer